UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,041,995	$468.47***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shares of common stock, par value $0.10 per share, at the tender offer price of $1.60 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

***  previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

          ☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

          ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendments Numbered 1 through 4 as previously filed with the SEC, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No.5 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

Security Land previously confirmed that AB Value Partners, LP and AB Opportunity Fund, LLC filed a Schedule TO on April 7, 2017 commencing an unsolicited third party tender offer to acquire all of the outstanding shares of Security Land’s common stock at a price of $1.57 per share (the “AB Offer”).  In Amendment No. 4 to the Tender Offer Statement on Schedule TO and in a Schedule 14D-9 both filed April 21, 2017, Security Land’s Board of Directors recommended that stockholders reject the AB Offer.

The information contained in the Amended Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(7) and (a)(3), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  Each individual Filing Person adopts the responses of the Company in Item 13 of Schedule TO, including the view as to the fairness of the transaction to unaffiliated shareholders expressed on behalf of the Company and its Board of Directors as stated in the Amended Offer to Purchase dated March 15, 2017, as further amended in Amendment No. 4 and this Amendment No.5.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Clarification of Board’s Statement Regarding Costs of Litigation.  Amendment No. 4  to Schedule TO contained the following statements added to the Amended Offer to Purchase at end of the portion of Section 1 titled “Alternatives”:

“The Board has no knowledge of any intention of the bidders to attempt to influence control or nominate directors, but notes that, according to the AB Offer to Purchase, the bidders “intend to seek ways to maximize the value of the Shares and Security Land & Development’s assets”.  The Board believes that any potential activism or litigation involving the Company could involve significant costs that could be detrimental to the Company, and that attempts to compel an extraordinary transaction may not be in the long-term best interests of the stockholders.”

To supplement and clarify the Amended Offer to Purchase, the following is added at the end of the language quoted above:

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“However, the Board is not aware of any cause for litigation involving the bidders and the Company and is not suggesting that the bidders would cause litigation or that their becoming shareholders would increase costs to the Company.”

2. Clarification of Board’s Recommendation regarding Tender Offers.  The Amended Offer to Purchase is further amended by adding the following new paragraph at the end of Section 2 Fairness of the Offer:

Neither the Company nor any member of our Board of Directors or the Flanagin Family makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder's shares.  Nevertheless, IF a shareholder decides to tender shares, then the Board recommends that such stockholder NOT accept the competing AB Tender Offer because the price is lower than the Company’s Offer, and such stockholder could obtain a higher price by tendering shares to the Company.

3. Waiver of Condition to Offer.  The Amended Offer to Purchase contains a condition to the Company’s Offer in Section 10, subparagraph (10), allowing us to terminate our Offer in the event “any person or group shall have made a public announcement reflecting an intent to acquire us or any of our assets or securities other than in connection with a transaction authorized by our Board of Directors”.  The AB Offer would have allowed us to terminate the Company Offer.  Section 10 of the Amended Offer to Purchase is further amended and supplemented by adding the following:

“The Company waives any right to terminate the Offer as a result of the AB Offer in the form as filed on April 7, 2017.”

4. Source and Amount of Funds.  The discussion in paragraph 4 of Amendment No. 4 to Schedule TO regarding “Source and Amount of Funds” is deleted in its entirety and replaced as follows.  “The Amended Offer to Purchase is further amended by deleting the first two sentences in both (a) the section titled “Summary Term Sheet”,  in the paragraph beginning with the question “How will the Company pay for the shares?” and (b) Section 13, and replacing them with the following:

If the Offer is fully subscribed, we will purchase 2,526,247 shares of common stock at an aggregate purchase price of approximately $4.0 million in the Offer. We expect to fund the purchase of these shares, and to pay related fees and expenses, through (i) cash on hand of approximately $700,000, and (ii) borrowings under a secured credit facility with State Bank and Trust Company, of Augusta, Georgia (“State Bank”).  In this regard, we note that the credit facility with State Bank currently is a line of credit for $3.0 million, and that the Company has received an oral commitment from State Bank to increase the credit facility by up to $300,000 in the event the offer is fully subscribed, such that the Company has the ability to fund the entire purchase.  However, the Company does not expect that the Offer will be fully subscribed and does not expect that the credit facility will be fully drawn upon completion of the Offer.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin

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